SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934


                           For the month of March 2006


                      FRESENIUS MEDICAL CARE AG & Co. KGaA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]              Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                    No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         Attached hereto as Exhibit 99.1 is a press release issued on March 15, 2006 announcing New Pricing for the Tender Offer and Consent Solicitation for the 9% Senior Subordinated Notes due 2011 of Renal Care Group, Inc.


EXHIBITS

Exhibit 99.1      Press release dated March 15, 2006


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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: March 17, 2006

                                     FRESENIUS MEDICAL CARE AG & Co. KGaA,
                                     a partnership limited by shares,
                                     represented by:

                                     FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner


                                     By: /s/ DR. BEN J. LIPPS
                                         ---------------------------------------
                                         Name:  Dr. Ben J. Lipps
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board


                                     By: /s/ LAWRENCE A. ROSEN
                                         ---------------------------------------
                                         Name:  Lawrence A. Rosen
                                         Title: Chief Financial Officer



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